Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

The rights of our stockholders are be governed by Nevada law, and our Articles of Incorporation, as amended, and our Bylaws. The following briefly summarizes the material terms of our Common Stock.

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock at a par value of $0.0001 and as of December 31, 2020 had 7,797,004 shares of common stock issued and outstanding.

Dividend Rights

The holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock outstanding at that time after payment of other claims of creditors.